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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48366

SEC MAIL PROCESSING RECEIVED NOV 18 20 WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passport Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Ave., #330

(No. and Street)

Burlingame California 94010

(City) (State) (Zip Code)

BRIAN JOSEPH GINNA Commission # 1587617 Notary Public - California San Mateo County My Comm. Expires Jun 14, 2009

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Negus, President (650) 373-4710

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vavrinek, Trine, Day & Co., LLP

(Name – *if individual, state last, first, middle name*)

3880 S. Bascom Avenue, Suite 215 San Jose California 95124

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

OATH OR AFFIRMATION

I, Anthony J. Negus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passport Securities, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIAN JOSEPH GINNA
Commission # 1587617
Notary Public - California
San Mateo County
My Comm. Expires Jun 14, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Passport Securities, Inc.

We have audited the accompanying consolidated balance sheet of Passport Securities, Inc., and Subsidiaries (the Company) as of September 30, 2005, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Passport Securities, Inc. and Subsidiaries as of September 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vavrinek Trine Day & Co. LLP

October 25, 2005
Palo Alto, California

Passport Securities, Inc.
Consolidated Balance Sheet
September 30, 2005

ASSETS

Cash	$ 991,693
Marketable securities	
Marketable, at market value	60,130
Not readily marketable, at fair market value	96,355
Dividends receivable	280
Furniture and equipment,	
net of depreciation of $10,207	-
Prepaid expenses	9,506
Goodwill	109,021
	$ 1,266,985

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable - Trade and other	$ 18,211
Commissions payable	87
	$ 18,298
Shareholder's equity:	
Common stock, Class A, voting 5,000,000 shares authorized, 1,000,000 shares issued and outstanding	893,365
Common stock, Class B, non-voting 1,000,000 shares authorized, 140,912 shares issued and outstanding	1,186,712
Paid in capital	198,350
Accumulated deficit	(1,029,740)
Total shareholder's equity	1,248,687
	$ 1,266,985

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Operations
for the Year Ended September 30, 2005

Revenues:	
Commissions, net of broker charges	$ 13,733
Realized loss on sales of securities	(182,791)
Unrealized gains on marketable securities	6,391
Dividends	21,203
Interest	110,834
Total revenues	(13,077)
Expenses:	
Commissions	5,642
Salaries and related payroll taxes	100,552
Interest expense	110,391
Other general and administrative	148,592
Total expenses	365,177
Net loss before income taxes	(378,254)
Provision for income taxes	(143,783)
Net loss	$ (522,037)

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Changes In Shareholder's Equity
for the Year Ended September 30, 2005

	Series A Common Shares	Series A Common Amount	Series B Common Shares	Series B Common Amount	Total Amount
Balance at October 1, 2004	1,000,000	$ 893,365	119,912	$ 976,712	$ 1,870,077
Issuance of stock at par value of $10 a share	-	-	21,000	210,000	210,000
Balance, at September 30, 2005	1,000,000	$ 893,365	140,912	$ 1,186,712	$ 2,080,077

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at October 1, 2004	1,119,912	$ 1,870,077	$ 198,350	$ (507,703)	$ 1,560,724
Issuance of stock at par value of $10 a share	21,000	210,000	-	-	210,000
Net loss	-	-	-	(522,037)	(522,037)
Balance, at September 30, 2005	1,140,912	$ 2,080,077	$ 198,350	$ (1,029,740)	$1,248,687

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Cash Flows
for the Year Ended September 30, 2005

Cash flows used in operating activities:	
Net loss	$ (522,037)
Adjustments to reconcile net loss to net cash:	
Realized loss on marketable securities	182,791
Unrealized gain on marketable securities	(6,391)
Decrease in interest receivable	70,933
Increase in dividends receivable	(280)
Decrease in prepaid expenses	4,734
Decrease in deferred tax asset	142,983
Decrease in taxes payable	(49,723)
Decrease in payable to affiliates	(116,121)
Decrease in commissions payable	633
Increase in trade and other payables	(10,043)
Net adjustments	238,336
Net cash used in operating activities	(283,701)
Cash flows provided by investing activities:	
Purchase of marketable securities	(416,995)
Proceeds from sales of marketable securities	10,818,312
Net cash provided by investing activities	10,401,317
Cash flows used in financing activities:	
Repayment of note payable	(9,370,135)
Proceeds from stock issuances	210,000
Net cash used in financing activities	(9,160,135)
Net increase in cash and equivalents	957,481
Cash, beginning of period	34,212
Cash, end of period	$ 991,693
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 112,349
Income taxes	$ 800

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Notes to Consolidated Financial Statements

1. Description of business

Passport Securities, Inc. (the "Company"), a California corporation, is a wholly owned subsidiary of Passport Holding Corp. ("Holding"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. The Company owns a 100% beneficial interest in First Acme Statutory Trust ("First Acme"), a Delaware business trust. First Acme owns a 100% interest in Zenia Mortgages LLC ("Zenia"), a Delaware limited liability company which invests in mortgage-backed securities. Financial information for the Company, First Acme and Zenia is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

The Company's primary source of revenue is interest earned from marketable securities. The Company also receives from commissions derived from the sale of listed and unlisted stocks and bonds, investment company products and insurance products. The Company sells these products throughout the United States.

2. Summary of significant accounting policies

The following is a summary of the Company's significant accounting policies:

<u>Cash and cash equivalents</u>

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market funds and clearing company deposits.

<u>Securities owned</u>

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

<u>Clearing company deposits</u>

As established by SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, required deposits to a clearing organization are considered as a cash item in the computation of the broker's or dealer's net capital.

2. Summary of significant accounting policies (continued)

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is based on the straight-line method over estimated useful lives of five years.

Goodwill

Goodwill arose from the acquisition of the Company by Holding. The Company adopted SFAS No. 142, "*Accounting for Goodwill and Other Intangible Assets*," effective October 1, 2003. This Statement establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the Accounting Principles Board ("APB") Opinion No. 17. The Statement also established a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations.

The Company performed its initial impairment test of goodwill as of October 1, 2003 and its annual impairment test as of September 30, 2004 and 2005 and has determined that no goodwill impairment existed as of the initial adoption of SFAS 142 or as of September 30, 2004 and 2005. The fair value of the Company was estimated using secondary market prices of similar securities broker-dealers, which are commonly reported publicly by business brokers actively dealing in broker-dealers such as the Company.

Commission revenue and expense

Securities transactions and related commission revenues and expenses and clearing expenses are recorded on a trade date basis.

Income taxes

The Company and its parent are part of a controlled group. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Summary of significant accounting policies (continued)

Income taxes (continued)

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company leases its office space under a lease expiring June 30, 2006. Future minimum lease commitments are as follows:

Year Ended Sept. 30:	Amount
2006	6,750
Total	$ 6,750

Rent expense for the year ended September 30, 2005 was $9,000.

4. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company had net capital of $1,024,786, which was $924,786 in excess of its required net capital of $100,000.

In management's opinion, the Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended September 30, 2005 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

5. Income taxes

The items comprising income tax expense are as follows:

Current tax provision:	
Federal	$ -
State	800
Current tax provision	$ 800
Deferred tax provision:	
Federal	$ (133,597)
State	(22,032)
Valuation allowance	298,612
Deferred tax provision	$ 142,983
Total provision for income taxes	$ 143,783

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

Income tax expense at statutory federal income tax rate	$ (128,539)
State taxes net of federal benefit	(22,057)
Non-deductible meals & entertainment	355
Non-taxable dividends	(6,105)
Other	1,517
Valuation allowance	298,612
Total income tax expense	$ 143,783

5. Income taxes (continued)

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of September 30, 2005 are as follows:

Deferred tax assets:		
Depreciation of fixed assets	$	601
Amortization of organization costs		459
California franchise tax benefit		272
Net operating loss carryforwards		297,280
Valuation allowance		(298,612)
Net deferred tax assets	$	-
Deferred tax liabilities:		
None	$	-
Net deferred tax asset	$	-

As discussed in Note 1 the Company is a subsidiary of Holding. Holding files a consolidated tax return that includes the Company as a member of the consolidated group. The current and deferred taxes of the consolidated group are allocated to members of the group in their separately issued financial statements. Current and deferred income taxes are allocated to members of the group by applying FAS 109 as if it were a separate taxpayer. In addition, the members of the group record inter-company receivables and payables to reflect the tax benefits of net operating losses used in the consolidated tax return. In early 2005, based on a diminished level of business activity, management estimated that the likelihood of utilizing the accumulated benefits represented by the existing deferred tax assets was low and, therefore, established a valuation allowance for the accumulated balance at the time as well as for the remainder of the fiscal year.

SCHEDULE I

Passport Securities, Inc.
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
September 30, 2005

NET CAPITAL	
Total shareholders' equity	$ 1,248,687
Deductions:	
Goodwill	109,021
Securities not readily marketable	96,355
Other assets	9,506
Total deductions	214,882
Net Capital before haircuts on securities positions	1,033,805
Less: Haircuts on securities	(9,019)
Net Capital	$ 1,024,786
AGGREGATE INDEBTEDNESS	
A.I. liabilities	
Payable to non-customers	87
Accounts payable	18,211
Total aggregate indebtedness	$ 18,298
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
EXCESS NET CAPITAL	$ 924,786
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.20 to 1

No reconciliation with the Company's computation included in Part IIA (Unaudited) of Form X-17A-5 as of September 30, 2005 is necessary, as no material differences exist.

See accompanying notes to financial statements.

Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants & Consultants

VALUE THE DIFFERENCE

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Passport Securities

In planning and performing our audit of the consolidated financial statements of Passport Securities, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures during the period October 1, 2004 through September 30, 2005, followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers to perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vavrinek Trine Day & Co. LLP

October 25, 2005
Palo Alto, California